LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FOURTH FISCAL QUARTER AND FISCAL YEAR-END 2017

-- Fourth Quarter Net Income of $75.9 Million, or $0.76 per Diluted Share --

-- Tax Credits of $15.4 million, or $0.15 per Diluted Share --

-- Assets Under Management of $728 billion --

-- Quarterly Dividend Increased by 27% to $0.28 --

Baltimore, Maryland - April 26, 2017 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the fourth fiscal quarter ended March 31, 2017. The Company reported net income[1] of $75.9 million, or $0.76 per diluted share, as compared to net income of $51.4 million, or $0.50 per diluted share, in the previous quarter, and a net loss of $45.3 million, or $0.43 per diluted share, in the fourth quarter of fiscal 2016. The current quarter's results included discrete tax credits of $15.4 million, or $0.15 per diluted share, and a non-cash charge related to a Royce management equity plan ("MEP") grant of $4.6 million, or $0.03 per diluted share. The current quarter also included acquisition and transition-related charges of $2.1 million, or $0.01 per diluted share, compared to charges of $3.0 million, or $0.02 per diluted share, in the prior quarter.   In addition, the current quarter included $4.7 million, or $0.03 per diluted share, from gains on sales of non-strategic managers. The prior quarter's results included non-cash impairment charges of $35.0 million, or $0.25 per diluted share, and a credit of $14.5 million, or $0.10 per diluted share, related to contingent consideration fair value adjustments. The prior year quarter included a $55.9 million, or $0.53 per diluted share tax charge, which reflected the reversal of the fiscal third quarter of 2016's credit related to impairment charges and other tax rate annualization impacts. The prior year quarter also included acquisition and transition-related costs of $49.1 million, or $0.29 per diluted share, and a non-cash charge related to the Royce MEP grant of $21.4 million, or $0.13 per diluted share. For the current quarter, operating revenues were $723.1 million, up 1% from $715.2 million in the prior quarter, and up 17% compared to $619.6 million in the fourth quarter of fiscal 2016. Operating expenses were $613.2 million, up 2% from $604.1 million in the prior quarter, and up 5% from $585.6 million in the fourth quarter of fiscal 2016.

	Quarters Ended			Fiscal Years Ended	
Financial Results	Mar	Dec	Mar	Mar	Mar
(Amounts in millions, except per share amounts)	2017	2016	2016	2017	2016
Operating Revenues	$ 723.1	$ 715.2	$ 619.6	$ 2,886.9	$ 2,660.8
Operating Expenses	613.2	604.1	585.6	2,464.7	2,610.0
Operating Income	109.9	111.2	33.9	422.2	50.8
Net Income (Loss)[1]	75.9	51.4	(45.3)	227.3	(25.0)
Net Income (Loss) Per Share - Diluted[1]	0.76	0.50	(0.43)	2.18	(0.25)
Assets Under Management					
(Amounts in billions)					
End of Period Assets Under Management	$ 728.4	$ 710.4	$ 669.6	$ 728.4	$ 669.6
Average Assets Under Management	718.9	716.7	662.3	720.2	684.8

(1)   Net Income (Loss) Attributable to Legg Mason, Inc.

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GLOBAL ASSET MANAGEMENT

Net Income for fiscal year 2017 was $227.3 million, or $2.18 per diluted share, as compared to a net loss for fiscal year 2016 of $25.0 million or $0.25 per diluted share. Fiscal year 2016 results included non-cash impairment charges of $371.0 million, or $2.76 per diluted share.   Operating revenues for fiscal year 2017 were $2.9 billion, up 8% from $2.7 billion in fiscal year 2016. Operating expenses for fiscal year 2017 were $2.5 billion, down 6% compared to fiscal year 2016, but excluding the non-cash impairment charges in both years, operating expenses were up 9%.

Comments on the Fourth Quarter of Fiscal Year 2017 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Legg Mason delivered solid results for the quarter, despite volatile markets around the world. For the period, we were pleased to have delivered long-term net inflows led by fixed income at Western and Brandywine and equity inflows at ClearBridge and Martin Currie, which more than offset outflows in alternatives. Gross and net sales in our global retail distribution platform were near all-time highs and underscored continued demand for differentiated active strategies, across multiple vehicles. Finally, we returned significant capital to shareholders, retiring 2.6 million shares in addition to paying our regular dividend.

"As we look back on our fiscal year, we are pleased with the strategic progress we have made in expanding client choice through diversification. Specifically, we successfully completed four transactions that will materially expand the ways in which we can address evolving investor needs. We also made progress with our investment affiliates in better serving clients through greater product and vehicle innovation, while expanding use of technology in alternative distribution channels. In an effort to complement these investments in growth, we continued to return capital to shareholders, most notably with our announcement today that we increased our dividend by 27 percent. We believe this increase better positions Legg Mason among industry peers in terms of investors' ongoing appetite for current yield."

Assets Under Management of $728.4 Billion

Assets Under Management ("AUM") were $728.4 billion at March 31, 2017 compared with $710.4 billion at December 31, 2016, driven by $17.1 billion in positive market performance, $4.0 billion in positive foreign exchange and net inflows of $0.8 billion, partially offset by a $3.9 billion reduction resulting from the sales of LMM and Glouston Partners. AUM was up 9% from $669.6 billion at March 31, 2016.

- For the quarter, long-term net inflows of $3.9 billion included fixed income inflows of $3.5 billion and equity inflows of $3.1 billion, which were partially offset by alternative outflows of $2.7 billion. Liquidity outflows were $3.1 billion.
- At March 31, 2017, fixed income represented 54% of AUM, while equity represented 25%, liquidity represented 12% and alternatives represented 9%.
- By geography, 67% of AUM was from clients domiciled in the United States and 33% from non-US domiciled clients.
- Average AUM during the quarter was $718.9 billion compared to $716.7 billion in the prior quarter and $662.3 billion in the fourth quarter of fiscal year 2016. Average long-term AUM was $632.7 billion compared to $625.8 billion in the prior quarter and $547.6 billion in the fourth quarter of fiscal year 2016.

Comparison to the Third Quarter of Fiscal Year 2017

Net income was $75.9 million, or $0.76 per diluted share, compared to net income of $51.4 million, or $0.50 per diluted share, in the third quarter of fiscal year 2017. This quarter's results included discrete tax credits of $15.4 million, or $0.15 per diluted share, as well as gains on the sales of non-strategic managers of $4.7 million, or $0.03 per diluted share.   The current quarter also included a non-cash charge of $4.6 million, or $0.03 per diluted share related to the Royce MEP grant. The prior quarter included non-cash impairment charges totaling $35.0 million, or $0.25 per diluted share, as well as contingent consideration credit adjustments of $14.5 million, or $0.10 per diluted share, and a $4.0 million gain, or $0.03 per diluted share, related to the sale of Legg Mason Poland.

- Operating revenues of $723.1 million were up 1% compared with $715.2 million in the prior quarter, as this quarter's results included $8.1 million of performance fees at Clarion that, per the terms of the acquisition,

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2

LEGG MASON
GLOBAL ASSET MANAGEMENT

were passed through as compensation, as compared to $2.3 million of such fees in the prior quarter. In addition, revenues also increased due to higher average long-term AUM, which more than offset the impact of two fewer days in the quarter.

- Operating expenses of $613.2 million were up 2% compared with $604.1 million in the prior quarter principally due to higher compensation related to seasonal factors and the Royce MEP charge of $4.6 million. The current quarter included acquisition and transition-related charges of $2.1 million, as compared with the prior quarter costs of $3.0 million. The current quarter also included $2.7 million in severance charges and a $6.3 million increase in advertising and professional fees.   The prior quarter included non-cash impairment charges of $35.0 million as well as a credit of $14.5 million for contingent consideration fair value adjustments. Finally, current quarter expenses included a $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared to a gain of $1.5 million in the prior quarter.

- Non-operating expense was $7.1 million, as compared to $20.2 million in the prior quarter. Interest expense increased by $1.7 million primarily due to a non-cash charge for the revolving credit facility amendment. Gains on corporate investments, not offset in compensation, were $7.2 million compared with gains of $1.3 million last quarter.   Both quarters included gains on funded deferred compensation and seed investments, as described above. The current quarter included gains of $4.7 million on the sales of non-strategic managers, while the prior quarter included a $4.0 million gain on the sale of Legg Mason Poland. In addition, the current quarter included $5.2 million in gains associated with the consolidation of sponsored investment vehicles compared to $0.8 million in gains in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 15.2% compared to 15.5% in the prior quarter. Operating margin, as adjusted[2], was 20.6%, as compared to 23.9% with the decrease primarily due to seasonal costs.

- Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $11.1 million compared to $13.1 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Comparison to the Fourth Quarter of Fiscal Year 2016

Net income was $75.9 million, or $0.76 per diluted share, compared to a net loss of $45.3 million, or $0.43 per diluted share, in the fourth quarter of fiscal year 2016. This quarter's results included discrete tax credits of $15.4 million, or $0.15 per diluted share, as well as gains on the sales of non-strategic managers of $4.7 million, or $0.03 per diluted share.   The current quarter also included a non-cash charge of $4.6 million, or $0.03 per diluted share related to the Royce MEP grant as compared with a charge of $21.4 million, or $0.13 per diluted share in the prior year quarter. The current quarter also included acquisition and transition-related costs at EnTrustPermal of $2.1 million, or $0.01 per diluted share as compared with $49.1 million, or $0.29 per diluted share in the prior year quarter. The prior year fourth quarter included a $55.9 million, or $0.53 per diluted share, tax charge which reflected the reversal of fiscal third quarter of 2016's credit related to impairment charges and other tax rate annualization impacts.

- Operating revenues of $723.1 million were up 17% compared with $619.6 million in the fourth quarter of fiscal year 2016, principally due to revenues related to the addition of recently-acquired Clarion and EnTrust, higher average equity AUM, as well as higher performance fees, as this quarter's results included $8.1 million of performance fees at Clarion, that per the terms of the acquisition were passed through as compensation.

- Operating expenses of $613.2 million were up 5% compared with $585.6 million in the fourth quarter of fiscal year 2016 primarily related to the addition of expenses of Clarion and Entrust. The current quarter also included a non-cash charge of $4.6 million related to the Royce MEP grant as compared with a charge of $21.4 million in the prior year's quarter. The current quarter also included acquisition and transition-related costs at EnTrustPermal of $2.1 million, as compared with $49.1 million in the prior year's quarter. Further, the current quarter expenses included a $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared to a $0.3 million gain in the prior year quarter.

(2)   See "Use of Supplemental Non-GAAP Financial Information."

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GLOBAL ASSET MANAGEMENT

- Non-operating expense was $7.1 million, compared to $27.5 million in the fourth quarter of fiscal year 2016. Interest expense increased $16.0 million primarily due to the issuance of additional debt to fund the Clarion and EnTrust acquisitions. Gains on corporate investments, not offset in compensation, were $7.2 million compared with losses of $4.8 million in the prior year quarter. The current quarter included gains of $4.7 million on the sales of non-strategic managers.

- Both quarters included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $5.2 million in gains associated with the consolidation of sponsored investment vehicles, as compared to $9.5 million in losses in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 15.2% as compared to 5.5% in the fourth quarter of fiscal year 2016 driven by lower acquisition and transition-related costs. Operating margin, as adjusted, was 20.6%, as compared to 5.9% in the fourth quarter of fiscal year 2016. The increase was principally the result of lower acquisition and transition-related costs and lower Royce MEP costs in the current quarter.

- Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $11.1 million, principally related to Clarion, EnTrustPermal, RARE and Royce, compared to $1.6 million in the prior year quarter, related to RARE and Royce.

Comparison to the Full Fiscal Year 2016

Net income was $227.3 million, or $2.18 per diluted share, compared to a net loss of $25.0 million, or $0.25 per diluted share, for fiscal year 2016. The current year's results included non-cash impairment charges totaling $35.0 million, or $0.26 per diluted share as well as contingent consideration credit adjustments of $39.5 million, or $0.36 per diluted share. The current year also included acquisition and transition-related costs and a Royce MEP charge of $79.7 million, or $0.52 per diluted share, compared with $73.3 million, or $0.44 per diluted share, of such costs in the prior year. The prior year included impairment charges of $371.0 million, or $2.76 per diluted share.

- Operating revenues of $2.9 billion were up 8% compared with $2.7 billion in fiscal year 2016, principally due to the addition of revenues of Clarion and EnTrust, as well as higher non-pass through performance fees.

- Operating expenses of $2.5 billion were down 6% compared with $2.6 billion in fiscal year 2016. Excluding non-cash impairment charges of $35.0 million in the current year and $371.0 million in the prior year, operating expenses were up 9% primarily related to the addition of expenses of Clarion and Entrust. The current year also included acquisition and transition-related costs and a Royce MEP charge of $79.7 million, compared with $73.3 million of such costs in the prior year. The current year also included a credit of $39.5 million for contingent consideration fair value adjustments. Further, the current year expenses included $14.4 million of gains in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared with losses of $1.2 million in the prior year.

- Non-operating expense was $51.4 million, compared to $76.0 million in fiscal year 2016. Interest expense increased $64.7 million primarily due to the issuance of additional debt to fund the Clarion and EnTrust acquisitions. Gains on corporate investments, not offset in compensation, were $16.3 million compared with losses of $14.6 million in the prior year. The current year included $8.7 million in gains on the sales of non-strategic managers. The current year included gains on funded deferred compensation and seed investments, as compared to losses in the prior year, as described above. In addition, the current year also included $15.6 million in gains associated with the consolidation of sponsored investment vehicles, as compared to $12.9 million in losses in the prior year. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 14.6% as compared to 1.9% in fiscal year 2016 driven by the non-cash impairment charges in that year. Operating margin, as adjusted, was 19.7%, as compared to 18.6% in fiscal year 2016.

- Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $48.0 million, principally related to Clarion, EnTrustPermal, RARE and Royce, compared to $3.2 million related to RARE and Royce in the prior fiscal year.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Quarterly Business Developments and Recent Announcements

- The ClearBridge Large Cap Growth Fund, the Western Asset Core Bond Fund, the QS Global Dividend Fund, the QS International Dividend Fund and the EnTrustPermal Alternative Core Fund each won a 2017 Lipper Fund Award recognizing mutual funds that have demonstrated consistent, strong risk-adjusted returns against their peers.

- On January 30, 2017, Legg Mason filed a form N1-A with the Securities & Exchange Commission for a fully transparent active ETF product, the Clearbridge All Cap Growth ETF.

- On March 1, 2017, Legg Mason filed forms N1-A with the Securities & Exchange Commission for two fully transparent active ETF products, the Clearbridge Large Cap Growth ESG ETF and the Clearbridge Dividend Strategy ESG ETF.

- On March 6, 2017, Morningstar upgraded its "Parent Pillar" rating for Legg Mason to Positive from Neutral.

- Joe Sullivan won FundAction's Fund Leader of the Year Award for his innovation and contributions to the mutual fund industry over the past year.

Quarterly Performance

At March 31, 2017:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	79%	71%	80%	88%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Alternatives	98%	100%	100%	n/a
Equity	57%	49%	64%	75%
Fixed Income	75%	79%	78%	82%
Total US Fund Assets	65%	63%	70%	78%

Of Legg Mason's long-term U.S. mutual fund assets, 50% were in funds rated 4 or 5 stars by Morningstar.

(3) See "Supplemental Data Regarding Quarterly Performance."

Balance Sheet

At March 31, 2017, Legg Mason's cash position was $734 million. Total debt was $2.2 billion and stockholders' equity was $4.0 billion. The ratio of total debt to total capital was 36%, in line with the prior quarter. In the fourth fiscal quarter, the Company completed additional open market purchases of 2.6 million shares which reduced the weighted average shares by 1.1 million.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.28 per share. This represents an increase of 27% on the dividend rate paid on the shares of the Company's common stock during the prior fiscal quarter. The dividend is payable on July 10, 2017 to shareholders of record at the close of business on June 13, 2017.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 44510737, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the investor relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 44510737# when prompted. Please note that the replay will be available beginning at 7:30 p.m. EDT on Wednesday, April 26, 2017, and ending at 11:59 p.m. EDT on Wednesday, May 10, 2017.

About Legg Mason
Legg Mason is a global asset management firm, with $728.4 billion in AUM as of March 31, 2017. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and in the Company's quarterly reports on Form 10-Q.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-eight percent of total AUM is included in strategy AUM as of March 31, 2017, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

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LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2017	December 2016	March 2016	March 2017	March 2016
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 233,147	$ 231,922	$ 204,320	$ 925,250	$ 826,080
Funds	372,541	368,962	319,342	1,482,045	1,409,059
Performance fees	25,935	22,913	6,252	108,277	41,982
Distribution and service fees	90,555	90,195	89,105	366,677	381,486
Other	948	1,249	532	4,653	2,237
Total operating revenues	723,126	715,241	619,551	2,886,902	2,660,844
Operating Expenses: [1]					
Compensation and benefits	346,831	327,862	324,562	1,401,648	1,204,817
Distribution and servicing	122,403	123,191	124,632	499,125	545,710
Communications and technology	52,242	52,630	50,826	208,885	197,857
Occupancy	26,477	23,537	35,157	113,714	122,610
Amortization of intangible assets	6,939	7,277	2,072	26,190	4,979
Impairment of intangible assets	—	35,000	—	35,000	371,000
Other	58,345	34,578	48,399	180,097	163,040
Total operating expenses	613,237	604,075	585,648	2,464,659	2,610,013
Operating Income	109,889	111,166	33,903	422,243	50,831
Non-Operating Income (Expense):					
Interest income	1,709	1,713	1,711	6,815	5,634
Interest expense	(31,188)	(29,495)	(15,231)	(113,173)	(48,463)
Other income (expense), net	18,978	6,126	(10,098)	41,664	(25,977)
Non-operating income (expense) of consolidated investment vehicles, net	3,437	1,458	(3,837)	13,329	(7,243)
Total non-operating income (expense)	(7,064)	(20,198)	(27,455)	(51,365)	(76,049)
Income (Loss) Before Income Tax Provision	102,825	90,968	6,448	370,878	(25,218)
Income tax provision	12,521	26,441	58,606	84,175	7,692
Net Income (Loss)	90,304	64,527	(52,158)	286,703	(32,910)
Less: Net income (loss) attributable to noncontrolling interests	14,380	13,088	(6,885)	59,447	(7,878)
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 75,924	$ 51,439	$ (45,273)	$ 227,256	$ (25,032)

(Continued)

[1] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:					
Compensation	$ 1,744	$ 3,763	$ 32,172	$ 42,514	$ 32,172
Occupancy	312	(962)	8,355	13,529	8,355
Other	78	222	8,561	19,075	11,360
Total acquisition and transition-related costs	$ 2,134	$ 3,023	$ 49,088	$ 75,118	$ 51,887

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS), CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2017	December 2016	March 2016	March 2017	March 2016
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 75,924	$ 51,439	$ (45,273)	$ 227,256	$ (25,032)
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	2,552	1,706	613	7,384	2,287
Net Income (Loss) (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 73,372	$ 49,733	$ (45,886)	$ 219,872	$ (27,319)
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ 0.76	$ 0.50	$ (0.43)	$ 2.19	$ (0.25)
Diluted	$ 0.76	$ 0.50	$ (0.43)	$ 2.18	$ (0.25)
Weighted-Average Number of Shares Outstanding: [2]					
Basic	96,555	99,403	106,393	100,580	107,406
Diluted	96,830	99,568	106,393	100,799	107,406

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,353, 3,404, and 3,004 for the quarters ended March 2017, December 2016, and March 2016, respectively, and 3,335 and 2,831 for the fiscal years ended March 2017 and March 2016, respectively.

[2] Diluted shares are the same as basic shares for periods with a loss.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended								
	March 2017			December 2016			March 2016		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 723,269	$ (143)	$ 723,126	$ 715,601	$ (360)	$ 715,241	$ 619,623	$ (72)	$ 619,551
Total operating expenses	613,170	67	613,237	604,075	—	604,075	585,595	53	585,648
Operating Income (Loss)	110,099	(210)	109,889	111,526	(360)	111,166	34,028	(125)	33,903
Non-operating income (expense)	(10,573)	3,509	(7,064)	(20,545)	347	(20,198)	(19,070)	(8,385)	(27,455)
Income (Loss) Before Income Tax Provision	99,526	3,299	102,825	90,981	(13)	90,968	14,958	(8,510)	6,448
Income tax provision	12,521	—	12,521	26,441	—	26,441	58,606	—	58,606
Net Income (Loss)	87,005	3,299	90,304	64,540	(13)	64,527	(43,648)	(8,510)	(52,158)
Less: Net income (loss) attributable to noncontrolling interests	11,081	3,299	14,380	13,101	(13)	13,088	1,625	(8,510)	(6,885)
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 75,924	$ —	$ 75,924	$ 51,439	$ —	$ 51,439	$ (45,273)	$ —	$ (45,273)

	Fiscal Years Ended					
	March 2017			March 2016		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 2,887,431	$ (529)	$ 2,886,902	$ 2,661,162	$ (318)	$ 2,660,844
Total operating expenses	2,464,369	290	2,464,659	2,609,870	143	2,610,013
Operating Income (Loss)	423,062	(819)	422,243	51,292	(461)	50,831
Non-operating income (expense)	(63,636)	12,271	(51,365)	(65,458)	(10,591)	(76,049)
Income (Loss) Before Income Tax Provision	359,426	11,452	370,878	(14,166)	(11,052)	(25,218)
Income tax provision	84,175	—	84,175	7,692	—	7,692
Net Income (Loss)	275,251	11,452	286,703	(21,858)	(11,052)	(32,910)
Less: Net income (loss) attributable to noncontrolling interests	47,995	11,452	59,447	3,174	(11,052)	(7,878)
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 227,256	$ —	$ 227,256	$ (25,032)	$ —	$ (25,032)

[1] Other represents consolidated sponsored investment products that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2017	December 2016	March 2016	March 2017	March 2016
Operating Revenues, GAAP basis	$ 723,126	$ 715,241	$ 619,551	$ 2,886,902	$ 2,660,844
Plus (less):					
Pass-through performance fees	(8,075)	(2,250)	—	(60,756)	—
Operating revenues eliminated upon consolidation of investment vehicles	143	360	72	529	318
Distribution and servicing expense excluding consolidated investment vehicles	(122,404)	(123,326)	(124,618)	(499,126)	(545,668)
Operating Revenues, as Adjusted	$ 592,790	$ 590,025	$ 495,005	$ 2,327,549	$ 2,115,494
Operating Income, GAAP basis	$ 109,889	$ 111,166	$ 33,903	$ 422,243	$ 50,831
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	5,355	1,474	342	14,427	(1,205)
Impairment of intangible assets	—	35,000	—	35,000	371,000
Amortization of intangible assets	6,939	7,277	2,072	26,190	4,979
Contingent consideration fair value adjustments	—	(14,500)	(7,000)	(39,500)	(33,375)
Operating income of consolidated investment vehicles, net	210	360	125	819	461
Operating Income, as Adjusted	$ 122,393	$ 140,777	$ 29,442	$ 459,179	$ 392,691
Operating Margin, GAAP basis	15.2 %	15.5 %	5.5 %	14.6 %	1.9 %
Operating Margin, as Adjusted	20.6	23.9	5.9	19.7	18.6

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2017	December 2016	March 2016	March 2017	March 2016
Cash provided by operating activities, GAAP basis	$ 192,811	$ 209,102	$ 148,059	$ 539,772	$ 454,451
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	31,189	28,534	14,240	110,116	45,323
Current tax expense (benefit)	14,446	(2,981)	10,102	26,371	15,419
Net change in assets and liabilities	(55,246)	(108,242)	(92,575)	(33,900)	26,565
Net change in assets and liabilities					
of consolidated investment vehicles	(26,324)	43,732	(4,884)	(41,365)	3,519
Net (income) loss attributable to noncontrolling interests	(14,380)	(13,088)	6,885	(59,447)	7,878
Net gains (losses) and earnings on investments	3,615	2,432	(1,321)	9,717	13,404
Net gains (losses) on consolidated investment vehicles	3,437	1,458	(3,837)	13,329	(7,243)
Other	(3,217)	(638)	3,243	(4,353)	2,116
Adjusted EBITDA	$ 146,331	$ 160,309	$ 79,912	$ 560,240	$ 561,432

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information." We have previously disclosed Adjusted EBITDA (also referred to as "EBITDA, bank defined" in the past) that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:	Quarters Ended								
	March 2017		December 2016		September 2016		June 2016		March 2016
Equity	$	179.8	$	169.0	$	168.4	$	161.1	$ 162.3
Fixed Income		394.3		381.1		396.9		387.2	372.3
Alternative		67.9		71.5		72.0		72.6	22.7
Long-Term Assets		642.0		621.6		637.3		620.9	557.3
Liquidity		86.4		88.8		95.6		121.0	112.3
Total	$	728.4	$	710.4	$	732.9	$	741.9	$ 669.6

By asset class (average):	Quarters Ended									Fiscal Years Ended		
	March 2017		December 2016		September 2016		June 2016		March 2016	March 2017		March 2016
Equity	$	174.2	$	166.7	$	166.1	$	162.3	$ 159.0	$ 167.6	$	173.4
Fixed Income		388.1		387.8		393.7		377.6	365.3	386.5		367.2
Alternative		70.4		71.3		72.1		57.8	23.3	66.9		21.1
Long-Term Assets		632.7		625.8		631.9		597.7	547.6	621.0		561.7
Liquidity		86.2		90.9		110.2		111.4	114.7	99.2		123.1
Total	$	718.9	$	716.7	$	742.1	$	709.1	$ 662.3	$ 720.2	$	684.8

Component Changes in Assets Under Management

	Quarters Ended									Fiscal Years Ended		
	March 2017		December 2016		September 2016		June 2016		March 2016	March 2017		March 2016
Beginning of period	$	710.4	$	732.9	$	741.9	$	669.6	$ 671.5	$ 669.6	$	702.7
Net client cash flows:												
Equity		3.1		(3.7)		(1.5)		(3.0)	(4.4)	(5.2)		(9.7)
Fixed Income		3.5		0.5		2.8		3.9	(7.8)	10.8		0.4
Alternative		(2.7)		(0.8)		(1.6)		(2.0)	(1.0)	(7.2)		(1.9)
Long-Term flows		3.9		(4.0)		(0.3)		(1.1)	(13.2)	(1.6)		(11.2)
Liquidity		(3.1)		(6.9)		(25.4)		8.0	(3.3)	(27.3)		(14.9)
Total net client cash flows		0.8		(10.9)		(25.7)		6.9	(16.5)	(28.9)		(26.1)
Market performance and other		17.1		(2.3)		15.7		12.3	9.7	42.7		(15.3)
Impact of foreign exchange		4.0		(8.4)		1.0		2.0	4.7	(1.3)		1.4
Acquisitions (disposition), net		(3.9)		(0.9)		—		51.1	0.2	46.3		6.9
End of period	$	728.4	$	710.4	$	732.9	$	741.9	$ 669.6	$ 728.4	$	669.6

NOTE 1: Alternative assets include all AUM managed by Clarion Partners, EnTrustPermal, RARE Infrastructure, and Glouston Capital Partners (formerly Permal Capital Management).

NOTE 2: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Adjusted EBITDA

We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

14

LEGG MASON
GLOBAL ASSET MANAGEMENT

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

We have previously disclosed Adjusted EBITDA that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset